United States
Securities and Exchange Commission
Washington, DC 20549

Form 10SB/A

Amendment No. 1

General Form for Registration of Securities of Small Business Issuers

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

OurPet's Company
(Exact name of Small Business Issuer in its charter)

Colorado **(State or other jurisdiction of incorporation or organization)**	**34-1480558** **(I.R.S. Employer Identification No.)**
1300 East Street, Fairport Harbor, OH **(Address of principal executive offices)**	**44077** **(Zip code)**

Registrant's telephone number, including area code: (440) 354-6500

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value

Introductory Note

OurPet's Company, a Colorado Corporation (the ''Company'') is engaged in developing, manufacturing and marketing various proprietary products for the retail pet business. As used herein, the term Company includes each of the Company's subsidiaries, unless the context otherwise requires.

This Registration Statement on Form 10SB (this ''Report'') contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the ''Exchange Act''), including, without limitation, statements regarding the Company's cash needs and ability to fund its ongoing working capital requirements, the effects of the disposition of the plastic blow molding business, and increases in the revenues from the sale of proprietary products to the retail pet business. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. See ''Item 1. Description of Business—Risk Factors'' for a discussion of these risks. These factors may cause the Company's actual results to differ materially from any forward-looking statement.

When used in this Report, statements that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words ''anticipates'', ''plans'', ''intends'', ''expects'' and similar expressions are intended to identify such forward-looking statements, which speak only as of the date of this Report. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

Item 1.   *Description of Business.*

The Company's management originally founded Napro, Inc. (''Napro''), an Ohio corporation, in 1985 as an enterprise for launching new ventures and acquiring companies in various lines of business. In 1993 Napro acquired the assets of a small blow molding business and in 1996 placed the assets in a newly formed wholly owned Ohio subsidiary, Sanar Manufacturing Company (''Sanar''). Also in 1996, Napro formed another wholly owned Ohio subsidiary, Virtu Company (''Virtu'') to market proprietary products to the retail pet business under the OurPet's label. Napro then changed its name to OurPet's Company effective March 19, 1998. On July 16, 1998, Manticus, Inc. (''Manticus''), a Colorado corporation, obtained all of the outstanding shares of OurPet's/Napro in exchange for 8,000,000 shares of Manticus common stock. After the transaction, the former holders of OurPet's/Napro shares owned approximately 89% of Manticus' shares. Effective August 10, 1998 OurPet's/Napro was merged into Manticus and ceased to exist. Manticus was thereafter licensed in the State of Ohio as a foreign corporation, known as OurPet's Company (the ''Company''). Effective October 12, 1998, Manticus' Articles of Incorporation was amended in the State of Colorado to reflect its new name as OurPet's Company. After the merger, management of the former OurPet's/Napro assumed management of the surviving company.

Sanar manufactured custom blow molded parts for customers in the lawn equipment, toy, medical accessory and automotive industries in addition to producing some of Virtu's proprietary products. Although sales, employment and production capacity increased significantly after its acquisition in 1993, Sanar's profitability did not follow primarily due to an excess of capacity in the custom blow molded industry. As a result, in 1999, the Company decided to sell the business of Sanar. Effective March 31, 2000 Sanar entered into an asset purchase agreement with Akon Plastic Enterprises, Inc. (''Akon''), an Ohio corporation. The closing was escrowed pending the Akon's refinancing of the long-term debt, however, Akon assumed immediate responsibility for Sanar's outstanding obligations and promptly began operating under Sanar's name. Akon subsequently failed to obtain refinancing of the long-term debt and notified the Company on September 29, 2000 of its intent to rescind the agreement and to wind down its operations and go out of business.

Virtu develops and markets products for improving the health, safety, comfort and enjoyment of pets. The products sold have increased from the initial ''Big Dog Feeder'' to approximately 50 products for dogs, cats, birds and other small animals. All are marketed under the OurPet's label. The manufacturing of these products is subcontracted to other entities, both domestic and foreign, based upon price and quality.

According to the American Pet Product Manufacturers Association (APPMA) 1999/2000 Pet Owners Survey, total pet market revenues in 1998 exceeded $30 billion; approximately $21 billion was in food related products, while $9 billion was in pet accessories. It is estimated that there are over 260 million pets in the USA, with the most popular being cats (approximately 68 million) and dogs (approximately 62 million). Wild bird watching has grown to approximately 66 million enthusiasts, with over 200 million wild bird feeders purchased annually. According to the same APPMA survey, pet industry sales are anticipated to continue growing at an annual rate of 15-20% for at least the next ten years.

The Company sells its products in these market segments:

mass retailers—Wal-Mart, Kmart, Target
pet store chains—PetsMart, Petco
pet catalogues—Drs. Foster & Smith, New England
Serum
general catalogues—Hammacher Schlemmer, Solutions
clubs—Costco, BJ's
grocery chains—Stop-N-Shop, Wegmans
pet food mfg—Friskies, Ralston Purina
pet distributors/pet dealers—American Pet Products,
Central Garden & Pet

The Company currently markets products such as dog and cat feeders, dog and cat toys, and wild bird feeders. The Company conducts its marketing and sales activities through 5 in-house officers and/or employees, 46 general merchandise independent sales agents, 12 specialty market independent sales agents and 2 catalog market independent sales agents. Independent sales agents are paid commissions, which range from 2% to 7% of net sales to customers.

The Company's marketing strategies include, among others, trade shows, customer visitation, telemarketing, direct mail, trade journal advertising, product sampling programs and customer support programs, such as advertising and promotional allowances.

While the Company had approximately 200 customers for the year ended December 31, 1999, 26.1% of the Company's revenue was derived from one major customer. Revenue generated from this customer amounted to $803,820. For the nine months ended September 30, 2000, 60.4% of the Company's revenue was derived from two major customers. Revenue generated from each of these customers amounted to $1,281,714 and $693,484, which represents 39.2% and 21.2% of total revenue, respectively.

The Company has been granted five United States patents for dog and cat feeders and has six United States patents pending for cat and dog toys, dog feeders and wild bird feeders. The Company registered its logo, ''OurPet's'', as a registered trademark. To protect its trade names it obtained five trademark registrations and applied for six trademark registrations, which are still pending.

The patents issued and granted to the Company are:

Patent No.	Issue Date	Title
5,509,376	April 23, 1996	Animal Feeder Assembly
5,730,081	March 24, 1998	Animal Feeder Assembly
393,107	March 31, 1998	Small Animal Feeder
6,032,615	March 7, 2000	Amusement Device for Household Pets, such as Cats
6,158,390	Dec. 12, 2000	Pet Ball

Patent applications that are pending are:

Serial No.	File Date	Title
09/158,714	September 22, 1998	Pet Toy Ball Feeder
09/479,001	January 7, 2000	Simulated Mouse Toy for Pets Having a Prerecorded Sound Chip
29/105,344	May 21, 1999	Stackable Pet Feeder
60/193,777	March 31, 2000	Filtered Water System for Pets
60/193,363	March 31, 2000	Cover for Pet Food and Water Bowls
60/193,875	June 9, 2000	Food and Treat Dispenser

Trademark registrations obtained by Company are:

Registration No.	Date Registered	Name
2,048,003	March 25, 1997	OurPet's
2,016,545	November 12, 1996	Flexo-Feeder
2,219,049	January 19, 1999	Push-N-Roll
2,220,580	January 26, 1999	Triple Track
2,221,776	February 2, 1999	Zig-N-Zag
2,226,341	February 23, 1999	Play-N-Treat

The following trademark registration applications are pending:

Serial Number	Dated Filed	Name
75/234,325	January 31, 1997	Wufer Ball
75/669,706	March 29, 1999	DeliDome
75/666,216	March 23, 1999	Play-N-Squeak
75/813,038	September 29, 1999	Molecuball
76/016,936	April 4, 2000	Trek-N-Treat
76/153,934	October 25, 2000	Trek-N-Drink

As of December 15, 2000, the Company had 9 full-time employees consisting of the 4 officers, 1 other employee in sales and marketing, 2 employees in finance and administration and 2 employees in warehousing and shipping. The Company does not have any employees in manufacturing since that operation is subcontracted to outside vendors. None of the Company's employees are subject to a collective bargaining agreement and the Company has not experienced any work stoppages, nor to the Company's knowledge, are any threatened.

The Company conducts its own research and development activities and also uses outside sources to perform specific projects such as engineering drawings and prototype models. Research and development costs are charged to expenses as incurred, and totaled $52,385 for the year ended December 31, 1999 and $40,631 for the nine months ended September 30, 2000.

Risk Factors

As described in the ''Introductory Note,'' certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future statements, including, among others, those risk factors described below.

Substantial Competition

The Company's products are subject to substantial competition from both domestic and foreign companies, many of whom manufacture their products in low cost areas such as Mexico and the Far East. Competition is based mainly on price, product familiarity, and product innovation.

Additional Financing

The Company will need significant additional financing for leasing or building warehouse space, working capital, research and development of new products, and molds and tooling to produce new products. There is no guarantee that such financial resources will be available on a timely basis or on affordable economic terms, the lack of which will negatively impact the Company's future performance.

Key Personnel

The Company is and will continue to be dependent on its key management personnel: Dr. Steven Tsengas, Chairman, President and Chief Executive Officer; Konstantine S. Tsengas, Vice President of Operations and

Secretary; Glenn R. Godley, Executive Vice President of Marketing/Sales; and John G. Murchie, Treasurer and Controller. There can be no assurance that such individuals will be able to successfully implement the Company's strategies or that such individuals will remain with the Company. The loss of one or more of these individuals could have a material adverse effect on the business and operations of the Company. In addition, the Company will need to attract and retain other qualified individuals to satisfy its personnel needs. There can be no assurance that the Company will be successful in retaining its key management personnel or in attracting and retaining new employees.

Patent Protection

The Company's success will depend, in part, on its ability to maintain protection for its products under United States patent laws, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The Company has five U.S. patents issued and six U.S. patent applications pending. There can be no assurance that any patent applications will result in issued patents, that any issued patents will afford adequate protection to the Company or not be challenged, invalidated, infringed or circumvented, or that any rights thereunder will afford competitive advantages to the Company. Furthermore, there can be no assurance that others have not independently developed, or will not independently develop, similar products or otherwise duplicate any of the Company's products.

Business Conditions

As previously described, the pet industry has enjoyed significant economic growth due to demographic, social and general economic reasons. There is no guarantee that such positive business conditions will continue into the future. A general economic slowdown would most likely negatively impact the Company's sales.

New Business

The Company has had only six years experience in developing and marketing its products for improving the health, safety, comfort and enjoyment of pets. Based on its increasing sales, it appears that the Company's products are well received by the retailers and pet owners. Although the Company is carefully developing and marketing its products, there is no guarantee that future products will enjoy the same level of success.

Dilution

The Company currently has 10,644,687 shares of Common Stock outstanding which could be diluted by the following potential issuances of Common Stock. As of December 15, 2000, the Company had outstanding 100,000 shares of Convertible Preferred Stock convertible into 1,000,000 shares of Common Stock at a conversion price of $1.00 per share. Also as of December 15, 2000, the Company had outstanding 2,331,706 warrants to purchase an aggregate of 2,331,706 shares of Common Stock at exercise prices ranging from $0.50 to $1.50 per share and options to purchase an aggregate of 518,000 shares of Common Stock at exercise prices ranging from $0.75 to $1.00 per share. The Company has reserved an aggregate of 850,000 shares of Common Stock for issuance under the 1999 Stock Option Plan as of the date of this Report. In addition, the exercise of such warrants and options could have a material adverse effect on the market price of, and liquidity in the market for, shares of Common Stock. Further, while these warrants and options are outstanding, the Company's ability to obtain additional financing on favorable terms may be adversely affected.

Securities Restrictions on Sales

The Company's securities are subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers that sell securities to persons other than established customers and ''accredited investors'' (generally, individuals with a net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by such rule, a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to the sale. Consequently, this rule may adversely affect the ability of broker-dealers to sell the Company's securities and may adversely affect the ability of the holders of the Company's securities to sell such securities in the secondary market.

SEC regulations define a ''penny stock'' to be any non-NASDAQ equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. Prior to any transaction involving a penny stock, unless exempt, SEC rules require delivery of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and about current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Item 2. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Overview

From July through November 1999, the Company sold through a private placement 100,000 shares of no par value non-voting Convertible Preferred Stock at an offering price of $10.00 per share. Each share of the Preferred Stock is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company accepted $965,000 in cash and cancellation of debt owed in the amount of $35,000 as consideration for the Preferred Stock. From the net cash proceeds of $878,150, the Company purchased equipment including molds and tooling, repaid long-term debt and increased its working capital.

In March of 2000, the Company issued 150,000 shares of Common Stock to a director and significant stockholder upon the exercise of warrants at an exercise price of $0.75 per share and used the cash proceeds of $112,500 for working capital purposes.

In July and August of 2000, the Company borrowed a total of $275,000 from an officer, directors, stockholders and an investor for working capital purposes at an annual interest rate of 10%. A note for $150,000 is due with accrued interest on February 1, 2001 and the other notes for $125,000 are due on July 31, 2002 with interest payable quarterly. In addition, the lenders received warrants, which expire in July and August of 2003, to purchase 162,500 shares of Common Stock at an exercise price of $1.25 per share.

Results of Operations

Nine-month Period Ended September 30, 2000 (Audited) Compared to Nine-month Period Ended September 30, 1999 (Unaudited)

Net sales from continuing operations for the nine months were $3,262,943, an increase of 60 percent over sales from continuing operations of $2,042,255 in the 1999 period. This increase of $1,220,688 was primarily the result of new customers in the mass retailers market segment and of a new dog feeder, which was being marketed for the first time in 2000.

Cost of goods sold for the nine months was $2,422,046, an increase of 53 percent over the $1,581,270 in the 1999 period. The smaller percentage increase in cost of goods sold as compared to net sales was due to improved gross margins and other costs increasing at a lower percentage than the net sales increase.

Selling, general and administrative expenses for the nine months were $879,270, an increase of 37% over the $641,359 in the 1999 period, The increase of $237,911 was primarily the result of increases in advertising and marketing of $77,545, in commissions paid to sales representatives of $33,165, in salaries and wages of $66,337 mainly for the increase in the sales and marketing staff, and in insurance costs of $24,128 for the increased costs of liability and health coverage.

Litigation expenses were incurred in 2000 as a result of lawsuits initiated against a competitor and against a mold supplier and in defending lawsuits against the Company by former raw material suppliers of the discontinued subsidiary, Sanar.

Interest expense for the nine months was $87,289, an increase of 76% over the $49,692 in the 1999 period. This increase of $37,597 was primarily due to the higher level of borrowings to finance the Company's increased inventories and the higher prime rate of interest charged under the bank line of credit in 2000 as compared to 1999.

The loss from continuing operations for the nine months in 2000 decreased to $149,922 from $208,006 in 1999 or by $58,084 as a result of the increase in net sales being larger as a percentage than the increase in the cost of goods sold and selling, general and administrative expenses. Those improvements were partially offset by the increased costs for interest and litigation.

The loss from operations of the discontinued subsidiary, Sanar, for the nine months decreased to $53,650 in 2000 from $230,207 in 1999. The loss in 2000 is basically for the three months ended March 31 and in 1999 is for the nine months ended September 30 since the discontinued subsidiary's operations were disposed of as of March 31, 2000.

As a result of the March 31st disposition, the Company recorded a loss on disposition of the discontinued subsidiary of $122,597 from the purchase price paid, assets disposed, liabilities extinguished, and costs incurred. At the end of September 2000 the buyer, Akon, defaulted on the purchase agreement and subsequent thereto the lenders that were secured by the assets that were sold have repossessed the assets and are proceeding to liquidate the assets to pay-off their loans. The Company may incur expense in the future for any of the loans that are not repaid from the liquidation of assets, and which cannot be recovered from the buyer. The Company has accrued $247,453 in the financial statements pending the liquidation of the assets by the lenders based upon the estimated net realizable value of the assets to be sold.

Fiscal Year Ended December 31, 1999

Net revenue from continuing operations for Fiscal 1999 was approximately $3,063,000 consisting of sales of proprietary products for the retail pet business. Cost of goods sold was approximately $2,425,000, representing an increase of approximately $294,000 or 13.8%, while net revenues only increased by approximately $286,000 or 10.3%. As a result of the cost of goods sold increasing more than net revenues, the Company's gross margin decreased by $8,000 for a profit of $638,000 for Fiscal 1999. The increase in revenues was offset by the higher costs incurred in starting production of new products, such as the lower gross margins realized when introducing new products, increased depreciation costs from the molds and tooling acquired to make the new products, and increased rent for additional warehouse space.

Selling, general and administrative expenses increased by approximately $243,000 to approximately $976,000 for Fiscal 1999. The increases were primarily due to the following:

- Accountant fees in the amount of $69,000 due to audits of the Company's Fiscal 1999 financial statements.

- Sales commissions of $25,000 due to increased sales and a higher commission rate for new products.

- Sales consulting fees of $59,000—primarily for the fair value of Common Stock paid to consultants of approximately $51,000.

- Legal fees of $20,000 due to its Preferred Stock offering and its litigation initiated against a competitor.

- Salaries and wages of $54,000 due to an increase in sales and marketing staff.

Interest and other income decreased by approximately $15,000 to approximately $42,000 for Fiscal 1999. This was the result of a decrease in other income associated with certain sub-contracted manufacturing operations for one of the Company's dog toy products in Fiscal 1999.

Interest expense increased by approximately $30,000 to approximately $74,000 for Fiscal 1999. The increase was primarily the result of an increased level of borrowing under the bank line of credit and the issuance of notes payable to shareholders in Fiscal 1999 due to higher levels of accounts receivable and inventories.

Losses from operations of the discontinued subsidiary, Sanar, increased by $278,000 to approximately $359,000 in Fiscal 1999. The higher losses were due to net revenue from outside customers decreasing by approximately $351,000 and cost of goods sold increasing by approximately $23,000 as a result of higher labor costs. These losses were somewhat offset by a reduction in selling, general and administrative expenses of approximately $106,000, primarily due to reductions in salaries of $42,000 and non-operating expenses of $43,000.

The Company recorded an extraordinary item for the gain on extinguishment of debt of $391,000 in Fiscal 1999. To facilitate the divestment of Sanar, $233,000 in debt and accrued interest owed by Sanar to an officer and a stockholder was canceled. Furthermore, $158,000 in accrued rentals owed by Sanar to a related party were also canceled. The Company issued 500,000 warrants for the purchase of Common Stock at $1.00 per share which expire on December 14, 2004 to the officer, stockholder, related party, and their designees.

Liquidity and Capital Resources

The Company has funded its operations principally from bank and Small Business Administration (''SBA'') debt and the proceeds from equity financing. As of September 30, 2000, the Company had approximately $1,936,000 in principal amount of indebtedness (excluding $36,209 borrowed under capital lease obligations), consisting of: (i) approximately $918,000 aggregate principal balances under line of credit agreements with a bank, which bear interest at the prime rate plus 2%; (ii) approximately $345,000 outstanding principal amount under the term loan with a bank, which bears interest at the prime rate plus 2.25% and is payable in monthly installments of $8,750 plus interest through October 1, 2001 and a final installment of $218,750 on November 1, 2001; (iii) approximately $198,000 outstanding principal amount under the term loans with the SBA (''SBA Loans''), which bear interest at 5.244% and 6.999% and are payable in monthly installments of $5,300 including interest; and (iv) approximately $475,000 outstanding principal amount under notes payable to an officer, directors, shareholders and an investor, which bear interest at 10% and are due in the amount of $150,000 on February 1, 2001, $200,000 on August 31, 2001 and $125,000 on July 31, 2002, plus accrued interest. The Company's indebtedness is secured by liens on its assets and the indebtedness has been used to finance its equipment and working capital requirements. The agreements related to such indebtedness contain the customary covenants and default provisions.

The Company's capital lease payments were approximately $16,000 for Fiscal 1999 and are estimated to be approximately $15,000 and $8,000 for the fiscal years ending December 31, 2000 and 2001, respectively, under current commitments. The company has no other material commitments for capital expenditures.

Net cash used in operating activities for the nine months ended September 30, 2000 was $827,107. Of this amount cash was used for the net change of $798,036 in the Company's operating assets and liabilities, consisting primarily of an increase in inventories of $1,489,889, which was partially offset by a decrease in accounts receivable of $202,847 and an increase in accounts payable of $564,191. Cash was also used for the losses from operations of $203,572 reduced by the non-cash charges for depreciation of $166,100 and amortization of $8,401.

Net cash used in investing activities for the nine months ended September 30, 2000 was $194,970 for the acquisition of property and equipment of $215,982 reduced by the proceeds from the disposition of the discontinued subsidiary of $21,012. Net cash provided by financing activities for the nine month period was $959,405. Of this amount $620,812 was borrowed under the lines of credit, $275,000 was borrowed from shareholders and $112,500 was received from the sale of Common Stock upon the exercise of warrants. This cash provided was offset by $48,907 in payments of debt and capital lease obligations.

Net cash used in operating activities for Fiscal 1999 was $384,549. Of this amount cash was used for the net change of $435,947 in the Company's operating assets and liabilities, consisting primarily of increases in accounts receivable of $122,002 and inventories of $288,505, and a decrease in accrued expenses of $127,032, which was partially offset by an increase in accounts payable of $108,480. Cash was provided by net income for the year of $51,398, net of non-cash charges for depreciation, amortization, Common Stock issued for services rendered to the Company, and the extraordinary item.

Net cash used in investing activities for Fiscal 1999 was $483,149 for the acquisition of property and equipment. Net cash provided by financing activities for the year was $872,593. Of this amount, $878,150 was received from the cash sales of Preferred Stock and $385,151 was received from the issuance of notes payable. This cash provided was offset by $375,949 in payments and cancellation of debt, and $14,759 in payment on capital lease obligations.

Item 3.   *Description of Property.*

The Company leases a 28,000 square foot production, warehouse and office facility in Fairport Harbor, Ohio from a related entity, Senk Properties. Senk Properties is a general partnership comprised of Dr. Steven Tsengas, Konstantine S. Tsengas, Nicholas S. Tsengas and Evangelia S. Tsengas. The current monthly rental is $11,247 plus real estate taxes with annual increases of approximately 3%. The initial lease term was five years ending on May 31, 1998, and has been extended for an additional five year term, with the possibility of four additional term extensions of five years each. The Company believes that this facility will provide adequate warehouse and office space to meet the needs of the Company for the immediate future. Any longer-range future growth can be accommodated by expanding that facility or leasing nearby space.

In the opinion of the Company's management, all of the properties described here are adequately covered by insurance and such coverage is in accordance with the requirements contained in the Company's various debt agreements.

Item 4. *Security Ownership of Certain Beneficial Owners and Management.*

The following table sets forth, as of December 15, 2000, certain information as to the stock ownership and voting power of all persons (or group of persons) known by the Company to be the beneficial owner of more than five percent (5%) of the Common Stock, each director of the Company, each of the executive officers and all directors and executive officers as a group.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percentage of Voting Power(3)
Joseph T. Aveni(4)	441,668	3.7
Greg W. Johnson(5)	117,000	1.0
Dr. James W. McCourt(6)	1,276,745	10.8
Dr. Steven Tsengas(7)	3,553,261	29.4
Glenn R. Godley(8)	—	*
John G. Murchie(9)	—	*
Konstantine S. Tsengas(10)	1,049,403	9.0
All directors and officers as a Group (7 persons)(11)	6,438,077	51.4
Evangelia S. Tsengas(12) 7768 Litchfield Drive Mentor, OH 44060	887,292	7.5
Nicholas S. Tsengas(13) 7007 Southmeadow Drive Concord Twp, OH 44077	1,049,403	9.0

* Less than one percent

(1) Unless otherwise indicated and subject to applicable community property laws, each stockholder has sole voting and investment power with respect to all shares of Common Stock beneficially owned by such stockholder. Unless otherwise indicated, the address of each stockholder is c/o OurPet's Company, 1300 East Street, Fairport Harbor, OH 44077.

(2) The number of shares beneficially owned by each person named in the table includes shares held by each individual of (i) the Company's Common Stock; (ii) the Company's Preferred Stock, as if converted into Common Stock; and (iii) Common Stock subject to warrants that are presently exercisable or exercisable within 60 days of December 15, 2000. No shares that are subject to the 1999 Stock Option Plan are included since none are exercisable or exercisable within 60 days of December 15, 2000.

(3) Applicable percentage of voting power is based on the 11,644,687 shares of Common Stock outstanding as of December 15, 2000. That number is comprised of 10,644,687 outstanding shares of Common Stock and 1,000,000 shares of Common Stock issuable upon conversion of 100,000 outstanding shares of Preferred Stock. Shares of Common Stock subject to warrants and options that are presently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such warrants and options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

(4) Includes 233,334 shares of Common Stock held and currently exercisable warrants to purchase 208,334 shares of Common Stock.

(5) Includes 7,000 shares of Common Stock held, 70,000 shares of Common Stock issuable upon conversion of 7,000 outstanding shares of Preferred Stock and currently exercisable warrants to purchase 40,000 shares of Common Stock.

(6) Includes securities issued to Dr. McCourt, and to Beachcraft Limited Partnership, in which Dr. McCourt serves as Trustee for its general partner, and to DKKS, LP in which Dr. McCourt is the general partner. Securities issued directly to Dr. McCourt include 448,180 shares of Common Stock; Beachcraft Limited Partnership holds 152,303 shares of Common Stock, 180,000 shares of Common Stock issuable upon conversion of 18,000 outstanding shares of Preferred Stock and currently exercisable warrants to

purchase 38,106 shares of Common Stock; and DKKS, LP holds 139,078 shares of Common Stock, 200,000 shares of Common Stock issuable upon conversion of 20,000 outstanding shares of Preferred Stock and currently exercisable warrants to purchase 119,078 shares of Common Stock.

(7) Includes 3,129,721 shares of Common Stock held and currently exercisable warrants to purchase 319,540 shares of Common Stock issued to Dr. Tsengas and also currently exercisable warrants to purchase 104,000 shares of Common Stock issued to Senk Properties in which Dr. Tsengas is a partner. The number of warrants to Senk Properties attributed to Dr. Tsengas is based upon his ownership percentage of 52%. Excludes option to purchase 200,000 shares of Common Stock which is not exercisable within 60 days.

(8) Excludes option to purchase 100,000 shares of Common Stock, which is not exercisable within 60 days.

(9) Excludes option to purchase 50,000 shares of Common Stock, which is not exercisable within 60 days.

(10) Includes 1,008,403 shares of Common Stock held and currently exercisable warrants to purchase 5,000 shares of Common Stock issued to Mr. Tsengas and also currently exercisable warrants to purchase 36,000 shares of Common Stock issued to Senk Properties in which Mr. Tsengas is a partner. The number of warrants issued to Senk Properties attributed to Mr. Tsengas is based upon his ownership percentage of 18%. Excludes option to purchase 150,000 shares of Common Stock, which is not exercisable within 60 days. Mr. Tsengas is the son of Dr. Tsengas.

(11) Includes 5,118,019 shares of Common Stock held, 450,000 shares of Common Stock issuable upon conversion of 45,000 outstanding shares of Preferred Stock and currently exercisable warrants to purchase 870,058 shares of Common Stock. Excludes options to purchase 500,000 shares of Common Stock, which are not exercisable within 60 days.

(12) Includes 728,292 shares of Common Stock held and currently exercisable warrants to purchase 135,000 shares of Common Stock issued to Mrs. Tsengas and also currently exercisable warrants to purchase 24,000 shares of Common stock issued to Senk Properties in which Mrs. Tsengas is a partner. The number of warrants issued to Senk Properties attributed to Mrs. Tsengas is based upon her ownership percentage of 12%. Mrs. Tsengas is the wife of Dr. Tsengas.

(13) Includes 1,008,403 shares of Common Stock held and currently exercisable warrants to purchase 5,000 shares of Common Stock issued to Mr. Tsengas and also currently exercisable warrants to purchase 36,000 shares of Common Stock issued to Senk Properties in which Mr. Tsengas is a partner. The number of warrants issued to Senk Properties attributed to Mr. Tsengas is based upon his ownership percentage of 18%. Mr. Tsengas in the son of Dr. Tsengas.

Item 5.   *Directors, Executive Officers, Promoters and Control Persons.*

The members of the Board of Directors of the Company are Joseph T. Aveni, Greg W. Johnson, Dr. James W. McCourt, and Dr. Steven Tsengas.

The Executive Officers of the Company are:

Dr. Steven Tsengas	Chairman, President and Chief Executive Officer
Konstantine S. Tsengas	Vice President of Operations and Secretary
Glenn R. Godley	Executive Vice President of Marketing/Sales
John G. Murchie	Treasurer and Controller

The name, business address, present principal occupation or employment and five (5) year employment history of each of the directors and executive officers of the Company are set forth below. All such individuals are citizens of the United States unless otherwise indicated.

Name, Age and Business Address	Position(s) with the Company; Principal occupation or Employment; Five(5) Year Employment History
Joseph T. Aveni(66) . . . . 6000 Rockside Woods Blvd. Suite 220 Cleveland, OH 44131-2350	Mr. Aveni was elected to the Company's Board of Directors in November 1998. Mr. Aveni is currently the Chief Executive Officer of Realty One and serves on the Board of Directors of the Cleaveland Ballet and the Greater Cleveland Growth Association.
Greg W. Johnson(48) . . . . 1427 Highway 395 N Suite C Gardnerville, NV 89410	Mr. Johnson was elected to the Company's Board of Directors in December 1999. Mr. Johnson is the founder and currently the Chief Technology Officer of Homeseekers.com. Mr. Johnson previously served as Chairman of the Board from 1996 through 1999 and as President and Chief Executive Officer from 1988 to 1996 of Homeseekers.com.
Dr. James W. McCourt(60) . . . . PO Box 280 Cookville, TX 75558	Dr. McCourt was elected to the Company's Board of Directors in December 1999. Dr. McCourt recently retired from his dentistry practice in Harlingen, Texas.
Dr. Steven Tsengas(63) . . . . 1300 East Street Fairport Harbor, OH 44077	Dr. Tsengas has served on the Company's Board of Directors since the merger in 1998 and also was a director of the predecessor company since it was incorporated in 1985. Dr. Tsengas has also been Chairman, President and Chief Executive Officer of the Company for the same period of time. Dr. Tsengas received his BS in Industrial Engineering from the State of New York University at Buffalo, his MS in Business from the University of Rochester, W. Simon Graduate School of Management, and his Ph.D. degree in Natural Health from Clayton College of Natural Health.
Konstantine S. Tsengas(36) . . . . 1300 East Street Fairport Harbor, OH 44077	Mr. Tsengas has been Vice President of Operations and Secretary of the Company since the merger in 1998 and served in the same capacities with the predecessor company since 1995. Mr. Tsengas received his BS inIndustrial Engineering from the University of Toledo and has completed graduate level courses in marketing and organizational behavior at Cleveland State University.
Glenn R. Godley(37) . . . . 1300 East Street Fairport Harbor, OH 44077	Mr. Godley has been Executive Vice President of Marketing/Sales of the Company since May of 1999. From 1991 to 1999 Mr. Godley was Regional Manager of Sales and Marketing for Catalina Industries. Mr. Godley received his BS in Business Administration and Marketing from Cleveland State University.
John G. Murchie(63) . . . . 1300 East Street Fairport Harbor, OH 44077	Mr. Murchie has been Treasurer and Controller of the Company since January of 2000. From 1995 through 1999, Mr. Murchie served as Acting Chief Financial Officer, Controller and Chief Administrative Officer of Conversion Technologies International, Inc. and one of its subsidiaries. Mr. Murchie received his BS in Business Administration from Miami University of Ohio.

All directors of the Company are elected by the stockholders, or in the case of a vacancy, by the directors then in office, to hold office until the next annual meeting of stockholders of the Company and until their successors are elected and qualified or until their earlier resignation or removal.

The Board of Directors has established a Compensation Committee, which makes recommendations to the Board with respect to general compensation and benefit levels for employees, determines the compensation and benefits for the Company's executive officers and administers the Company's stock option plan. The current members of this Committee are Joseph T. Aveni, Dr. James W. McCourt and Dr. Steven Tsengas.

Limitation of Liability and Indemnification Matters

The Company's Certificate of Incorporation contains provisions to indemnify its directors, officers, employees and agents of the Company to the fullest extent permitted by Colorado law, and also includes provisions to eliminate the personal liability of the directors, officers, employees and agents of the Company to the fullest extent permitted by Colorado law. Under current law, such exculpation would extend to an officer's or director's breaches of fiduciary duty, except for (i) breaches of such person's duty of loyalty, (ii) those instances where such person is found not to have acted in good faith and (iii) those instances where such person received an improper personal benefit as a result of such breach.

Item 6. *Executive Compensation.*

Summary Compensation Table

The following summary compensation table sets forth the aggregate compensation paid or accrued by the Company for the nine months ended September 30, 2000 and the years ended December 31, 1999, 1998 and 1997 to its Executive Officers.

| | | | | | Long Term Compensation | | |
| | | Annual Compensation | | | Awards | Payouts | |
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options/ SARS(#)	LTIP Payouts ($)	All Other Compensation ($)
Dr. Steven Tsengas	2000	60,000	—	—	—	—	—
Chairman, President & Chief	1999	74,375	—	—	200,000(3)	—	—
Executive Officer	1998	75,000	—	—	—	—	—
	1997	75,000	—	—	—	—	—
Konstantine S. Tsengas Vice	2000	46,500	—	—	—	—	—
President of Operations &	1999	59,500	—	—	150,000(3)	—	—
Secretary	1998	60,000	—	—	—	—	—
	1997	50,000	—	—	—	—	—
Glenn R. Godley(1)	2000	46,500	—	—	—	—	—
Exec. Vice President of	1999	32,506	—	—	100,000(3)	—	—
Marketing/Sales	1998		—	—	—	—	—
	1997		—	—	—	—	—
John G. Murchie(2)	2000	39,559	—	—	50,000(3)	—	—
Treasurer and Controller	1999	—	—	—	—	—	—
	1998	—	—	—	—	—	—
	1997	—	—	—	—	—	—

(1) Mr. Godley became an executive officer of the Company in May of 1999.

(2) Mr. Murchie became an executive officer of the Company in January of 2000.

(3) Represents options granted in December 1999 and January 2000 pursuant to the Company's 1999 Stock Option Plan which vest one-third on each of the second, third and fourth anniversaries of the date of grant, expire on the fifth anniversary of the date of grant and have an exercise price of $0.825 per share for Dr. Tsengas, $0.75 per share for Mr. Tsengas and Mr. Godley and $1.00 per share for Mr. Murchie.

Option Plan

The Company maintains the 1999 Stock Option Plan (the ''Plan'') for its officers and key employees under which options may be granted at the discretion of the Board of Directors. The Company has reserved 850,000 shares of its Common Stock for issuance upon the exercise of options granted under the Plan.

Under the Plan, options to purchase an aggregate of 518,000 shares are outstanding as of December 15, 2000. These options vest one-third on each of the second, third and fourth anniversaries of the date of grant and expire on the fifth anniversary of the date of grant. The Company grants options for the Plan at exercise prices equal to or greater than the fair market value of the Common Stock on the date of grant.

The following table sets forth the number of individual stock option grants made to each Executive Officer during 1999 and 2000.

Name	Number of Securities Underlying Options/SARs Granted(#)	Percent of Total Options/SARs Granted to Employees in 1999 and 2000(1)	Exercise or Base Price ($/sh)	Expiration Date
Dr. Steven Tsengas.	200,000	33.3%	$0.825	12/04/04
Konstantine S. Tsengas	150,000	25.0%	$ 0.75	12/04/04
Glenn R. Godley	100,000	16.7%	$ 0.75	12/04/04
John G. Murchie.	50,000	74.6%	$ 1.00	01/26/05

(1) The Company granted options to purchase an aggregate of 600,000 shares of Common Stock during 1999, all of which were granted on December 4, 1999 and an aggregate of 67,000 shares of Common Stock during 2000.

The following table sets forth information (on an aggregate basis) concerning exercises of stock options during 1999 and 2000 by each of the Executive Officers and the final December 15,2000 value of unexercised options.

Name	Shares Acquired or Exercise(#)	Value Realized ($)	Number of Securities Underlying unexercised Options/SARs at Year-End(#)		Value of Unexercised ''In-the-Money'' Options/SARs at Year-End($)(1)	
			Exerciseable	Unexerciseable	Exercisable	Unexerciseable
Dr. Steven Tsengas	—	—	—	200,000	—	$85,000
Konstantine S. Tsengas	—	—	—	150,000	—	$75,000
Glenn R. Godley	—	—	—	100,000	—	$50,000
John G. Murchie.	—	—	—	50,000	—	$12,500

(1) Calculated based upon the difference between the exercise price and the estimated fair market value of $1.25 a share on December 15, 2000.

Compensation of Directors

In 1999 and 2000, directors who were full-time employees of the Company received no cash compensation for services rendered as members of the Board of Directors or a committee thereof. Directors who were not full-time employees of the Company received reimbursement for out-of-pocket expenses for attendance at Board of Director meetings. Non-Employee directors received no other compensation for their services as directors.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Other than the Company's standard form of non-competition and confidentiality agreement, the Company does not presently have any employment contracts in effect with the Executive Officers of the Company, including any compensatory plans or arrangements resulting from the resignation, retirement or other terminations of the Executive Officers.

Item 7. *Certain Relationships and Related Transactions.*

In September 1996, Napro entered into a sales commission agreement with Anthony O'Rourke, owner of Macke International Trade, Inc., and a former member of the Board of Directors. The agreement provides for the payment of a 4% commission on net sales to a certain customer for which commission of $29,200 earned in 1999 and $53,633 was earned in the first eleven months of 2000. O'Rourke, through Macke International Trade, Inc., also provided sales consulting services for which $1,000 was expensed in 1999. The Company issued 67,224 shares of Common Stock to Mr. O'Rourke in 1999 as payment for sales consulting services. Such shares were valued at $50,418.

The Company leases production, warehouse and office facilities from a related entity, Senk Properties, a general partnership comprised of Dr. Steven Tsengas, Konstantine S. Tsengas, Evangelia S. Tsengas and Nicholas S. Tsengas. At September 30, 2000, the current monthly rental was $11,247 plus real estate taxes with annual increases each May in the base rental of approximately 3%. The initial lease term was for five years ending on May 31, 1998. It has been extended for an additional five year term, with the possibility of four additional extensions of five years each. Lease expense before the cancellation of accrued rent described in the Extraordinary Item Note to Consolidated Financial Statements was $138,795 for Fiscal 1999 and $47,512 for the nine months ended September 30, 2000, net of amounts received from a sublease for six months.

In February 1998, Dr. Steven Tsengas converted $50,000 in debt and $2,800 in accrued interest into 123,249 shares of Common Stock.

In March 1998, the Company borrowed $100,000 from DKKS, LP, a firm for which Dr. James W. McCourt (who became a member of the Board of Directors in December 1999) is the general partner and $50,000 from Dr. Steven Tsengas. Both loans were for equipment purchases. In connection with these loans, the Company issued 100,000 warrants for the purchase of Common Stock at $0.75 a share to DKKS, LP and warrants to purchase 50,000 shares at the same price to Dr. Tsengas. These warrants expire on April 30, 2002. In March 2000, DKKS, LP exercised their 100,000 warrants for the cash purchase of Common Stock.

In connection with the 1998 Private Placement of Common Stock and warrants for the purchase of Common Stock which expire on April 30, 2002 (i) DKKS, LP converted $87,500 in debt and $1,809 in accrued interest into 119,078 shares of Common Stock, 119,078 warrants exercisable at $1.50 a share, and 50,000 warrants exercisable at $0.75 a share, which were exercised in March 2000 for the cash purchase of 50,000 shares of Common Stock; (ii) Dr. Tsengas converted $43,750 in debt and $905 in accrued interest into 59,540 shares of Common Stock, 59,540 warrants exercisable at $1.50 a share and 25,000 warrants exercisable at $0.75 a share; and (iii) Joseph T. Aveni, a director, purchased for $100,000 in cash 133,334 shares of Common Stock and 133,334 warrants exercisable at $1.50 a share.

On February 1, 1999 and September 1, 1999, the Company borrowed $100,000 and $200,000 for working capital purposes from Mr. Aveni. The initial Note for $100,000 was converted into 100,000 shares of Common Stock in March, 2000. The second note is due on August 31, 2001 and has an annual interest rate of 10%. In addition, Mr. Aveni received 50,000 warrants for the purchase of Common Stock at $0.75 per share which expire on July 31, 2001 and 100,000 warrants for the purchase of Common Stock at $1.00 per share which expire on August 31, 2001. The 100,000 warrants were exercised in March 2000 upon the conversion of the initial Note described above.

In connection with the 1999 Private Placement of Preferred Stock, DKKS, LP purchased 20,000 shares for $200,000 in cash and Greg W. Johnson purchased 7,000 shares for $70,000 in cash.

In December 1999, the Company issued an aggregate total of 500,000 warrants for the purchase of Common Stock at $1.00 per share which expire on December 14, 2004 to Dr. Steven Tsengas, Konstantine S. Tsengas, Evangelia S. Tsengas, Nicholas S. Tsengas and the grandchildren of Dr. Tsengas.

On December 4, 1999, the Board of Directors approved the 1999 Stock Option Plan (the ''Plan'') subject to shareholder approval, which approval was obtained on August 5, 2000. This Plan replaced the prior plan and provided that the options previously granted to officers and key employees would be exchanged for options under the Plan in an equal amount and identical exercise price. Dr. Tsengas, Mr. Tsengas and Mr. Godley were granted options to purchase 200,000, 150,000 and 100,000 shares, respectively, of Common Stock at an exercise price of $0.825 for Dr. Tsengas and $0.75 for Messrs. Tsengas and Godley. On January 26, 2000, Mr. Murchie was granted an option to purchase 50,000 shares of Common Stock at an exercise price of $1.00. One-third of such options vest on each of the second, third and fourth anniversaries of the date of grant and expire on the fifth anniversary of the date of grant.

In January 2000, the Company issued 40,000 warrants for the purchase of Common Stock at $1.00 per share, which expire on December 31, 2001, to Greg W. Johnson, a director of the Company, for consulting services to be provided by Johnson to the Company.

On July 21, 2000, the Company borrowed $50,000 from Dr. Steven Tsengas, on August 1, 2000, it borrowed $25,000 from Joseph T. Aveni, and on August 2, 2000, it borrowed $150,000 from Beachcraft Limited Partnership, a firm for which Dr. James W. McCourt serves as Trustee for its general partner for working capital purposes. The notes have an annual interest rate of 10% and are due on July 31, 2002 for Dr. Tsengas and Mr. Aveni and on February 1, 2001 for Beachcraft Limited Partnership. In connection with these loans, the Company issued 50,000 warrants for the purchase of Common Stock at $1.25 a share to Dr. Tsengas, warrants to purchase 25,000 shares at the same price to Mr. Aveni and warrants to purchase 37,500 shares at the same price to Beachcraft Limited Partnership. These warrants all expire on July 31, 2003.

On October 20, 2000, the Company borrowed an additional $40,000 from Dr. Tsengas for working capital purposes. This note is due on demand and has an annual interest rate of 10%. The Company repaid Dr. Tsengas $5,000 on this note on October 25, 2000, $5,000 on November 17, 2000, $10,000 on December 21, 2000 and $10,000 on December 29, 2000.

Item 8. *Description of Securities.*

The following statements constitute a brief summary of the Company's Certificate of Incorporation, as amended. Such summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Incorporation.

The Company is authorized to issue 50,000,000 shares of Common Stock, with no par value. As of the date hereof, there are 10,644,687 shares of Common Stock outstanding, excluding shares reserved for issuance upon the conversion of 100,000 shares of Preferred Stock into 1,000,000 shares of Common Stock and the exercise of 2,331,706 warrants and 518,000 issued and outstanding Common Stock options.

The holders of Common Stock are entitled to one vote per share with respect to all matters on which holders of the Company's Common Stock are entitled to vote, including the election of directors. The Common Stock does not have cumulative voting rights and, therefore, holders of shares entitled to exercise more than 50% of the voting power are able to elect 100% of the directors of the Company. In the event of dissolution or liquidation or winding up the Company's business, whether voluntary or involuntary, the holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and payment to the holders of the Company's Preferred Stock.

The Company is also authorized to issue 5,000,000 shares of non-voting Convertible Preferred Stock, with no par value. As of the date hereof, there are 100,000 shares of such Preferred Stock outstanding and each share is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company may redeem the preferred shares at $10.00 per share or convert each preferred share into ten common shares, at the option of the shareholder, at such time as the common shares are trading on a public exchange at a closing price of $4.00 or above for a period of ten consecutive business days. The holders of the Preferred Stock are entitled to a 10% stock dividend paid annually in common shares beginning in November 2000. Under certain conditions in the agreement with the Company's bank lender described in the next paragraph, each preferred shareholder may elect to receive a cash dividend in lieu of the Common Stock dividend.

Each share of Common Stock has an equal right to receive dividends when and if the Board of Directors decides to declare a dividend after the payment of any accrued dividends on Preferred Stock. Under its agreement with its bank lender, if the Company generates adequate ''cash flow'' (net income plus depreciation and amortization minus principal payments on non-lender indebtedness as determined in accordance with Generally Accepted Accounting Principles), it may pay up to 100% of its cash flow in cash dividends on its capital stock. The Company has never paid cash dividends and does not anticipate paying cash dividends in the foreseeable future on its Common Stock. The holders of the Common Stock are not entitled to preemptive rights.

There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

PART II

Item 1. *Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.*

The Company intends to apply for trading in the over-the-counter market and for listing on the Over-The-Counter Pink Sheets.

From April through October of 1998, the Company sold through a Private Placement 1,226,298 shares of no par value Common Stock and issued warrants, which expire on April 30, 2002, to purchase 1,226,298 shares of Common Stock at an exercise price of $1.50 per share. The Company accepted $754,502 in cash and cancellation of debt and accrued interest in the amount of $165,221 as consideration for the sale of the Common Stock and warrants.

From July through November of 1999, the Company sold through a Private Placement 100,000 shares no par value non-voting Preferred Stock. Each share of Preferred Stock is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. Each share of Preferred Stock is entitled to a 10% stock dividend paid annually in common shares (one share of Common Stock for each share of Preferred Stock) beginning in November 2000. Under its agreement with the bank lender, if the Company generates adequate ''cash flow,'' it may pay up to 100% of its cash flow in cash dividends if a Preferred Stock shareholder elects to receive cash rather than Common Stock. The Company accepted $965,000 in cash and cancellation of debt owed in the amount of $35,000 as consideration for the sale of the Preferred Stock.

As of December 15, 2000, the Company had outstanding: (i) 100,000 shares of Preferred Stock convertible into 1,000,000 shares of Common Stock at a conversion price of $1.00 per share; (ii) 2,331,706 warrants to purchase an aggregate of 2,331,706 shares of Common Stock at exercise prices ranging from $0.50 to $1.50 per share; and (iii) options to purchase an aggregate of 518,000 shares of Common Stock at exercise prices ranging from $0.75 to $1.00 per share.

As of December 15, 2000, the number of holders of the Company's Common Stock is 199.

The Company has never paid any cash dividends nor does it intend, in the foreseeable future, to make any cash distributions to its Common Stockholders as dividends.

Item 2. *Legal Proceedings.*

On May 17, 2000, litigation was commenced against the Company in the Court of Common Pleas, Summit County, Ohio by a supplier, Southern Polymer, Inc. Numerous co-defendants exist as well, including Akon Plastics Enterprises, Inc. (''Akon''), the purchaser of the assets of a discontinued Company subsidiary, Sanar. (See Item 1 of Part I.) The supplier sought payment of unpaid invoices in the amount of $79,339.60 plus interest. A judgment was entered against Sanar upon Southern Polymer's motion for summary judgment. Southern Polymer is currently pursuing this matter against the Company as well in an attempt to pierce the corporate veil by claiming shareholder liability. The action is currently in the discovery stage.

On June 20, 2000 litigation was commenced against the Company in the Court of Common Pleas, Summit County, Ohio by a supplier, Goldmark Plastics, Intl. Numerous co-defendants exist as well, including Akon, as the purchaser of Sanar's assets. The supplier sought payment of unpaid invoices in the amount of $117,189.41 plus interest and costs. Judgment was rendered against Sanar. The Company and Sanar filed a Leave to File an Answer and a Crossclaim against Akon. Settlement discussions are currently underway and a settlement for a minimal amount is likely in the near future.

On or about May 30, 2000, the Company commenced litigation in the Court of Common Pleas, Cuyahoga County, Ohio, against Sinitron Corporation (a supplier of certain Company mold designs), Jack Lemkin, owner and operator of Sinitron Corporation, and a manufacturer, Bennett Plastics, Inc. An amended complaint was filed on July 9, 2000. The Company has alleged against the Defendants breach of contract, negligence, unjust enrichment and breach of warranty of fitness for a particular purpose. The Company claims that Defendants' failed to satisfy their obligations under the agreement and committed numerous unlawful acts which caused the Company damages in excess of $125,000.00. Defendant, Bennett Plastics, Inc., filed a counterclaim against the Company and its subsidiary, Virtu, claiming breach of contract and requesting $38,600.00 in damages. The case is currently in the discovery stage with a trial date possible in the spring of this year.

On November 13, 2000 litigation was commenced against Sanar in the Painesville Municipal Court by Victory Packaging. A longtime supplier of the Company and its subsidiary, Sanar, Victory brought the suit under an obsolete business name, ''Napro, Inc. dba Sanar Manufacturing.'' Victory alleges that it sold $4,724.13 in product to Sanar in September 2000. Sanar filed an answer to the complaint and also filed a third party complaint against Akon, alleging that the product was purchased by Akon under the auspices of Sanar, after Akon entered into a purchase agreement for Sanar's assets. That purchase agreement was subsequently breached by Akon at the end of September 2000. Sanar has alleged claims against Akon for quantum meruit, fraud and violation of Ohio's Deceptive Trade Practices Act for its purchase and use of Victory Packaging's product under Sanar's name.

In addition to the above matters and in the normal course of conducting its business, the Company may become involved in various other litigation. The Company is not a party to any litigation or governmental proceeding which its management or legal representatives believe could result in any judgments or fines against it that would have a material adverse effect or impact in the Company's financial position, liquidity or results of operation.

Item 3. *Changes in and Disagreements with Accountants.*

During the company's two most recent calendar years or any later interim period, there have been no changes in, or disagreements with, the Company's principal independent accountant or a significant subsidiary's independent accountant.

Item 4. *Recent Sales of Unregistered Securities.*

During the last three years, the Company has sold the following securities without registering them under the Securities Act of 1933, as amended (the ''Securities Act'').

From March 1997 through February 1998, Napro privately placed 1,529,577 shares of no par value common stock for which it accepted as consideration for the sales $498,619 in cash and cancellation of debt and accrued expenses in the amount of $156,581. Of the debt and accrued expenses converted, $120,000 was from Dr. Steven Tsengas for debt and accrued interest owed to him. The common stock was sold in reliance upon exemptions from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act. In connection with the sales: Napro did not conduct any general advertisement or solicitation; each purchaser was provided with a Confidential Memorandum for his or her review prior to any sale; and each purchaser represented that, among other things, the purchaser was an ''accredited investor,'' as that term is defined in Regulation D, and the purchaser was purchasing the shares for investment and not with a view to distribution.

In 1998, the Company sold through a Private Placement 1,226,298 shares of no par value Common Stock, at an offering price of $.75 per share, and issued warrants, which expire on April 30, 2002, to purchase 1,226,298 shares of Common Stock. The exercise price of the warrants is $1.50 per share. The Company accepted $754,502 in cash, and cancellation of debt and accrued interest in the amount of $165,221, as consideration for the sale of the Common Stock and warrants. Travis Morgan Securities, Inc. (''Travis Morgan''), a registered NASD broker dealer based in California, served as the Company's Agent for the Common Stock distribution for sale by various brokers and/or dealers. The Company paid brokers or dealers a cash sales commission of 10%, a fee for unaccountable expenses of 3% and issued them warrants, which expire on April 30, 2002, to purchase 113,208 shares of Common Stock at an exercise price of $0.825 per share. The Common Stock and warrants were sold in reliance on exemptions from registration provided by Rule 504 of Regulation D and Section 4(2) of the Securities Act. In connection with the sales: the Company did not conduct any general advertisement or solicitation; each purchaser was provided with a copy of the private placement memorandum for his or her review prior to any sale; and each purchaser represented that, among other things, the purchaser was an ''accredited investor,'' as that term is defined in Regulation D, and the purchaser was purchasing the shares for investment and not with a view to distribution. Appropriate legends were affixed to the certificates representing the shares.

In 1999, the Company sold through a Private Placement 100,000 shares of no par value non-voting Convertible Preferred Stock, at an offering price of $10.00 per share. Each share of Preferred Stock is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company accepted $965,000 in cash and cancellation of debt owed in the amount of $35,000 as consideration for the sale of the Preferred Stock. Travis Morgan again served as the Company's Agent for the Preferred Stock distribution for sale by various brokers and/or dealers. The Company paid brokers or dealers a cash sales commission of 8% and issued them warrants, which expire on October 31, 2004, to purchase 77,200 shares of Common Stock at an exercise price of $1.10 per share. The Preferred Stock was sold in reliance upon exemptions from registration provided by Rule 504 of Regulations D and Section 4.2 of the Securities Act. In connection with the sales: the Company did not conduct any general advertisement or solicitation; each purchaser was provided with a copy of the private placement memorandum for his or her review prior to any sale; and each purchaser represented that, among other things, the purchaser was an ''accredited investor,'' as that term is defined in Regulation D, and the purchaser was purchasing the shares for investment and not with a view to distribution. Appropriate legends were affixed to the certificates representing the shares.

To assist the Company in strategic business and marketing planning during 1999, the Company entered into consulting services agreements under which the consultants received in June 1999, 68,224 shares of Common Stock valued at $51,169. Included in the shares issued were 67,224 to Anthony O'Rourke, a former director.

Item 5.   *Indemnification of Directors, Officers, and Others.*

The Company's Certificate of Incorporation provides that the Board of Directors shall have the power to:

A. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Company and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of *nolo contendere* or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

B. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of the Company, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Company; but no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person if fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

C. Indemnify a director, officer, employee or agent of the Company to the extent that such person has been successful on the merits in defense of any action, suit or proceeding referred to in Subparagraph A or B above or in defense of any claim, issue, or matter therein, against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

D. Authorize indemnification under Subparagraph A or B above (unless ordered by a court) in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said Subparagraph A or B. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, if such a quorum is not obtainable or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

E. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding as authorized in Subparagraph D above upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Company as authorized above.

The Company's Bylaws contains the following Indemnification provision:

Article VII.

Indemnification

No Officer or Directors shall be personally liable for any obligations of the Corporation or for any duties or obligations arising out of any acts or conduct of said Officer or Director performed for or on behalf of the Corporation. The Corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any item hereafter as a Director or Officer of the Corporation from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of his having heretofore or hereafter been a Director or Officer of the Corporation, or by reason of any action alleged to have heretofore or hereafter or omitted to have been taken by him as such Director or Officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, including power to defend such persons from all suits or claims as provided for under the provisions of the Nevada Revised Statutes; provided, however, that no such persons shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the Corporation to indemnify or reimburse such person in any proper case, even though not specifically herein provided for. The Corporation, its Directors, Officers, employees and agents shall be fully protected in taking any action or making any payment, or in refusing so to do in reliance upon the advice of counsel.

As of December 15, 2000 the Company does not have, but reserves the right to purchase and maintain, directors and officers insurance insuring its directors and officers against any liability arising out of their status as such, regardless of whether the Company has the power to indemnify such persons against such liability under applicable law.

Insofar as indemnification for liabilities arising under the Securities Exchange Act of 1934 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S

The following financial statements are provided below:

- Audited consolidated financial statements for the nine months ended September 30, 2000 and the year ended December 31, 1999.

OURPET'S COMPANY AND SUBSIDIARIES

FAIRPORT HARBOR, OHIO

FINANCIAL STATEMENTS

SEPTEMBER 30, 2000
and
DECEMBER 31, 1999

OURPET'S COMPANY AND SUBSIDIARIES

FINANCIAL STATEMENTS

To the Stockholders and Board of Directors
OurPet's Company and Subsidiaries

We have audited the accompanying consolidated balance sheets of OurPet's Company and Subsidiaries, a Colorado corporation, as of September 30, 2000 and December 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the nine months and year then ended, respectively. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying balance sheets presents fairly, in all material respects, the consolidated financial position of OurPet's Company and Subsidiaries as of September 30, 2000 and December 31, 1999, and the consolidated results of their operations and cash flows for the nine months ended September 30, 2000 and the year ended December 31, 1999 in conformity with generally accepted accounting principles.

S. R. SNODGRASS, A. C.
Certified Public Accountants

Mentor, Ohio
December 1, 2000

OURPET'S COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2000	Decmber 31, 1999
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 45,652	$ 108,324
Accounts receivable—trade, less allowance for doubtful accounts of $17,063 and $30,768	307,976	771,885
Inventories	2,263,425	1,019,616
Prepaid expenses	65,671	34,848
Total current assets	2,682,724	1,934,673
PROPERTY AND EQUIPMENT		
Machinery and equipment	—	1,729,031
Furniture and fixtures	88,161	79,358
Vehicles	5,649	5,649
Leasehold improvements	22,443	48,843
Tooling	1,134,772	727,977
Property held under capital leases	52,143	70,061
Construction in progress	53,173	252,788
Total	1,356,341	2,913,707
Less accumulated depreciation	407,486	1,318,810
Net property and equipment	948,855	1,594,897
OTHER ASSETS		
Property and equipment held for sale at estimated disposal value	375,000	—
Deposits	6,086	44,083
Loan acquisition costs, less amortization of $10,086 and $9,971	6,566	17,783
Patents, less amortization of $9,871 and $6,519	58,621	48,212
Total other assets	446,273	110,078
Total assets	$ 4,077,852	$ 3,639,648
LIABILITIES		
CURRENT LIABILITIES		
Notes payable	$ 1,267,704	$ 623,938
Current maturities of long-term debt	542,930	153,981
Current portion of capital lease obligations	13,420	11,131
Accounts payable—trade	889,479	775,357
Accrued expenses	135,537	155,428
Total current liabilities	2,849,070	1,719,835
LONG-TERM DEBT		
Long-term debt—less current portion above	125,000	690,893
Capital lease obligations—less current portion above	22,789	34,258
Total long-term debt	147,789	725,151
Total liabilities	2,996,859	2,444,986
STOCKHOLDERS' EQUITY		
COMMON STOCK, no par value; authorized 50,000,000 shares, issued and outstanding 10,544,687 and 10,294,687 shares	2,115,460	1,902,960
PREFERRED STOCK—no par value; authorized 5,000,000 shares issued and outstanding 100,000 shares	913,150	913,150
PAID-IN CAPITAL	107,240	107,240
ACCUMULATED DEFICIT	(2,054,857)	(1,728,688)
Total stockholders' equity	1,080,993	1,194,662
Total liabilities and stockholders' equity	$ 4,077,852	$ 3,639,648

The accompanying notes are an integral part of the consolidated financial statements.

OURPET'S COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Nine Months Ended September 30,		For the Year Ended December 31, 1999
	2000	1999	
	(Audited)	(Unaudited)	(Audited)
Net revenue	$3,262,943	$2,042,255	$3,063,144
Cost of goods sold	2,422,046	1,581,270	2,425,203
Gross profit on sales	840,897	460,985	637,941
Selling, general and administrative expenses	879,270	641,359	975,653
Loss from operations	(38,373)	(180,374)	(337,712)
Interest and other income	2,432	22,060	41,459
Litigation expense	(26,692)	—	(3,297)
Interest expense	(87,289)	(49,692)	(74,357)
Loss from continuing operations	(149,922)	(208,006)	(373,907)
Loss from operations of discontinued subsidiary	(53,650)	(230,207)	(359,473)
Loss on disposition of discontinued subsidiary	(122,597)	—	—
Loss before extraordinary item	(326,169)	(438,213)	(733,380)
Extraordinary item—gain on extinguishment of debt	—	—	390,667
Net loss	(326,169)	(438,213)	(342,713)
Preferred Stock dividends	(91,530)	—	—
Net loss applicable to Common Stock	$ (417,699)	$ (438,213)	$ (342,713)
Basic Loss Per Common Share:			
Loss from continuing operations	$ (0.02)	$ (0.02)	$ (0.04)
Loss from operations of discontinued subsidiary	(0.01)	(0.02)	(0.03)
Loss on disposition of discontinued subsidiary	(0.01)	—	—
Loss before extraordinary item	(0.04)	(0.04)	(0.07)
Extraordinary item	—	—	0.04
Net loss	$ (0.04)	$ (0.04)	$ (0.03)
Weighted average number of common shares outstanding	10,477,351	10,253,203	10,263,659

The accompanying notes are an integral part of the consolidated financial statements.

27

OURPET'S COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Nine Months Ended September 30, 2000 and the Year Ended December 31, 1999

	Preferred Stock		Common Stock		Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Amount	Number of Shares	Amount			
Balance at January 1, 1999	—	$ —	10,226,463	$ 1,851,791	$107,240	$(1,385,975)	$ 573,056
Preferred Stock issued in private placement, net of issuance costs	100,000	913,150	—	—	—	—	913,150
Common Stock issued in payment for services	—	—	68,224	51,169	—	—	51,169
Net loss for the year	—	—	—	—	—	(342,713)	(342,713)
Balance at December 31, 1999	100,000	913,150	10,294,687	1,902,960	107,240	(1,728,688)	1,194,662
Common Stock issued in exchange for cancellation of debt	—	—	100,000	100,000	—	—	100,000
Common Stock issued for cash ...	—	—	150,000	112,500	—	—	112,500
Net loss for the nine months	—	—	—	—	—	(326,169)	(326,169)
Balance at September 30, 2000 ...	100,000	$913,150	10,544,687	$ 2,115,460	$107,240	$(2,054,857)	$1,080,993

The accompanying notes are an integral part of the consolidated financial statements.

OURPET'S COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30,		For the Year Ended December 31, 1999
	2000	1999	1999
	(Audited)	(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss from continuing operations	$ (149,922)	$(208,006)	$(373,907)
Loss from discontinued operations	(53,650)	(230,207)	(359,473)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation expense	166,100	221,012	311,822
Amortization expense	8,401	28,573	31,120
Common Stock issued for services	—	51,169	51,169
Extraordinary item	—	—	390,667
(Increase) decrease in assets:			
Accounts receivable	202,847	(135,094)	(122,002)
Deposits	21,497	(43,608)	(19,727)
Inventories	(1,489,889)	(318,781)	(288,505)
Patent costs	(13,761)	(16,364)	(17,504)
Prepaid expenses	(31,268)	16,503	30,343
Increase (decrease) in liabilities:			
Accounts payable	564,191	165,344	108,480
Accrued expenses	(51,653)	27,564	(127,032)
Net cash used in operating activities	(827,107)	(441,895)	(384,549)
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of property and equipment	(215,982)	(303,385)	(483,149)
Proceeds from disposition of discontinued subsidiary	21,012	—	—
Net cash used in investing activities	(194,970)	(303,385)	(483,149)
CASH FLOWS FROM FINANCING ACTIVITIES			
Principal payments on long-term debt	(42,175)	(112,958)	(150,949)
Issuance of notes payable to shareholders	275,000	360,000	360,000
Payment and cancellation of notes payable to shareholders	—	(25,000)	(225,000)
Issuance of notes payable	620,812	443,212	25,151
Principal payments under capital lease obligations	(6,732)	(9,011)	(14,759)
Issuance of Common Stock, net of offering costs	112,500	—	—
Issuance of Preferred Stock, net of offering costs	—	507,400	878,150
Net cash provided by financing activities	959,405	1,163,643	872,593
Net increase (decrease) in cash	(62,672)	418,363	4,895
CASH AT BEGINNING OF PERIOD	108,324	103,429	103,429
CASH AT END OF PERIOD	$ 45,652	$ 521,792	$ 108,324
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Interest paid	$ 98,833	$ 137,663	$ 184,010
SUPPLEMENTAL DISCLOSURE OF NON CASH TRANSACTIONS			
Purchase of equipment through capital lease agreements	$ —	$ —	$ 17,077
Notes payable converted into Preferred Stock	$ —	$ 35,000	$ 35,000
Notes payable converted into Common Stock	$ 100,000	$ —	$ —
Reclassification of property and equipment to property and equipment held for sale	$ 375,000	$ —	$ —

The accompanying notes are an integral part of the consolidated financial statements.

29

OURPET'S COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Organization and Nature of Operations—OurPet's Company (the "Company") management originally founded Napro, Inc. ("Napro"), an Ohio corporation, in 1985 as an enterprise for launching new ventures and acquiring companies in various lines of business. On April 30, 1993, Napro acquired the assets of a small blow molding business, Gorman Plastics, which has been accounted for as a purchase. In February 1996 Napro placed these assets in a newly formed wholly owned Ohio subsidiary, Sanar Manufacturing Company ("Sanar"). Also in February 1996 Napro formed another wholly owned Ohio subsidiary, Virtu Company ("Virtu"), to market proprietary products to the retail pet business under the OurPet's label. Napro then changed its name to OurPet's Company effective March 19, 1998. On July 16, 1998, Manticus, Inc. ("Manticus") obtained all of the outstanding shares of OurPet's Company in exchange for 8,000,000 shares of common stock of Manticus in a transaction accounted for as a pooling of interests. After the transaction, the holders of the former OurPet's shares owned approximately 89% of the shares of Manticus, resulting in a reverse takeover. On October 12, 1998, Manticus changed its name to OurPet's Company. After the merger, management of the former OurPet's Company continued to manage the new OurPet's Company.

Sanar manufactured custom blow molded products for customers in the lawn equipment, toy, medical accessory and automotive industries in addition to producing some of Virtu's proprietary products. Virtu develops and markets products for improving the health, safety, comfort and enjoyment of dogs, cats, birds and other small pets.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of the Company and both of its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Policy of Cash Equivalents—For purposes of the financial statements, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Inventory—Inventories are carried at the lower of cost, first-in, first-out method or market. Inventories at September 30, 2000 and December 31, 1999 consist of:

	September 30, 2000	December 31, 1999
Finished goods	$2,040,381	$ 875,278
Raw materials	223,044	119,868
Production supplies	—	24,470
Total	$2,263,425	$1,019,616

All inventories are pledged as collateral for bank and small business administration loans.

Impairments—Assets are evaluated for impairment when events change or change in circumstances indicates that the carrying amounts of the assets may not be recoverable. When any such impairment exists, the related assets are written down to fair value.

Property and Equipment—Property and equipment are reported at cost. Depreciation is provided by using the straight-line and accelerated methods over the estimated useful lives of the assets, which range from 5 to 39 years. All property and equipment is pledged as collateral for bank and small business administration loans. Total depreciation for the nine months ended September 30, 2000 and 1999 (unaudited) and the year ended December 31, 1999 was $166,100, $221,012 and $311,822, respectively.

As of March 31, 2000, the Company sold the property and equipment of Sanar as part of the sale of its business. When the purchaser renounced and breached the contract on September 29, 2000 and ceased its operations, the property and equipment were returned to the Company. Since these idle assets are subject to a first lien by the secured creditors, the Company and the lenders decided to dispose of all of these idle assets, the lenders repossessed the assets and the Company and the lenders are actively searching for a buyer. Pursuant to FAS 121 ''Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of'' the Company has adjusted these assets to their estimated net realizable value resulting in an estimated disposal value of $375,000, which has been classified as held for sale on the accompanying consolidated balance sheet at September 30, 2000.

Loan Acquisition Costs—Loan acquisition costs are being amortized on the straight-line method over the term of the respective loans.

Patents—Virtu has filed for patents for its proprietary products. The costs incurred have been capitalized and are being amortized over 15 years. All patents are pledged as collateral for bank loans.

Revenue Recognition—With respect to revenue from product sales, revenue is recognized only upon shipment of products to customers. The Company derives its revenues from the sale of proprietary pet products under the OurPet's brand name.

For the nine months ended September 30, 2000, 60.4% of the Company's revenue was derived from two major customers. Revenue generated from each of these customers amounted to $1,281,714 and $693,484, which represents 39.2% and 21.2% of total revenue, respectively.

For the nine months ended September 30, 1999 (unaudited), 29.5% of the Company's revenue was derived from one major customer. Revenue generated from this customer amounted to $606,719.

For the year ended December 31, 1999, 26.1% of the Company's revenue was derived from one major customer. Revenue generated from this customer amounted to $803,820.

Research and Development Costs—Research and development costs are charged to operations when incurred and are included in operating expenses. The amount charged for the nine months ended September 30, 2000 and 1999 (unaudited) and the year ended December 31, 1999 was $40,631, $25,524 and $52,385, respectively.

Advertising Costs—Advertising costs are charged to operations when the advertising first takes place. Advertising expense for the nine months ended September 30, 2000 and 1999 (unaudited) and the year ended December 31, 1999 was $91,865, $48,591 and $90,182, respectively.

Net Loss Per Common Share—Basic net loss per Common Share is based on the net loss attributable to common stockholders for the period, divided by the weighted average number of common shares outstanding during the period. Potential common shares have not been included since their effect would be antidilutive. Common shares that could be potentially dilutive include 522,000 stock options, 2,331,706 warrants and 1,000,000 shares underlying the Preferred Stock at September 30, 2000.

Fair Value of Financial Instruments—Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2000. The respective carrying value of certain on balance sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The fair value of the Company's long-term debt is estimated based upon the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying value approximates the fair value of the debt.

Recent Accounting Pronouncements—In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, ''Accounting for Derivative Instruments and Hedging Activities'' (''FAS 133''). FAS 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. FAS 133, as amended by FAS 137, is effective for periods beginning after June 15, 2000. Historically, the Company has not entered into derivative contracts. Accordingly, FAS 133 is not expected to affect the Company's financial statements.

Income Taxes—Deferred income tax assets and liabilities are recorded for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Notes Payable and Long-Term Debt

	September 30, 2000	December 31, 1999
Note payable—Bank, open $1,000,000 line of credit with interest at prime plus 2% (11.5% at September 30, 2000 and 10.5% at December 31, 1999). The note is secured by accounts receivable, equipment, inventory, trademark, patents and the personal guarantee of a stockholder	$ 838,181	$ 244,969
Note payable—Small Business Administration $270,000 in 1993, due in monthly installments of $3,121 beginning January 1, 2000 and $2,987 beginning September 1, 2002 through October 1, 2003 including interest at 5.244%. This note is secured by accounts receivable, inventory, property and equipment, and the personal guarantee of certain stockholders	100,158	122,608
Note payable—Small Business Administration, bridge note increased to $175,000 in 1995, due in monthly installments of $2,180 beginning January 1, 2000 and $2,089 beginning September 1, 2002 through May 1, 2005 including interest at 6.999%. This note is secured by various equipment purchases, and the personal guarantee of certain stockholders	98,181	111,016
Note payable—Bank, $525,000 in 1998 due in 35 monthly payments of $8,750 through October 1, 2001 and a final payment of $218,750 on November 1, 2001, plus interest at prime plus 2.25% (11.75% at September 30, 2000 and 10.75% at December 31, 1999). This note is secured by a blanket lien on all assets and the personal guarantee of a stockholder	344,591	411,250
Note payable—director, due on August 31, 2001, interest at 10% payable at maturity. This note is subordinated to the bank loans	200,000	200,000
Note payable—director, due on August 1, 2000, interest at 10% payable at maturity. This note is subordinated to the bank loans	—	100,000
Note payable—director and shareholder, due on February 1, 2001. Interest at 10% payable at maturity. This note is subordinated to the bank loans	150,000	—
Notes payable—officer, directors, shareholders and investors, due on July 31, 2002. Interest is payable quarterly at 10%. These notes are subordinated to the bank loans	125,000	—
	1,935,634	1,468,812
Less current portion of long-term debt	1,810,634	777,919
	$ 125,000	$ 690,893

Future maturities of long-term debt are as follows:

September 30,	Amount
2001	$1,810,634
2002	125,000
2003	—
2004	—
2005	—
	$1,935,634

Subsequent to September 30, 2000, the Company was in violation of certain loan covenants and was in default in payment of principal and interest related to Sanar debt included above, and as a result, all of the Sanar debt has been classified as a current liability at September 30, 2000.

The bank and small business administration loan agreements contain various restrictive and customary covenants and default provisions under which the Company must obtain permission from its lenders to (i) purchase or retire any of its capital stock; (ii) pay dividends in cash on any of its capital stock in excess of 100% of its cash flow (defined as net income plus depreciation and amortization minus principal payments on non-lender indebtedness as determined in accordance with Generally Accepted Accounting Principles); (iii) exceed $200,000 annually for capital expenditures; and (iv) pay officers and directors annual aggregate compensation in excess of $250,000. In addition, the Company must follow certain other requirements as to maintaining a minimum cash flow ratio and an adjusted tangible net worth.

On March 1, 1999, the Company borrowed $60,000 from three stockholders of the Company for working capital purposes at an annual interest rate of 10%. The notes and accrued interest were paid on September 1, 1999 with $25,000 in principal being paid in cash and $35,000 in principal being converted into Convertible Preferred Stock. Also on June 30, 1999, the Company borrowed $20,000 from an officer and significant stockholder of the Company for working capital purposes at an annual interest rate of 9% which was paid with accrued interest on November 3, 1999 in cash.

On February 1, 1999, The Company borrowed $100,000 from a director and stockholder of the Company for working capital purposes at an annual interest rate of 10% and is due on August 1, 2000. In addition, the lender received 50,000 warrants for the purchase of Common Stock at $0.75 per share. The note and accrued interest were paid on March 21, 2000 with the principal amount of $100,000 being converted into 100,000 shares of Common Stock upon the exercise of 100,000 warrants.

On September 1, 1999, the Company borrowed $200,000 from the same director and stockholder of the Company for working capital purposes at an annual interest rate of 10% and is due on August 31, 2001. In addition, the lender received 100,000 warrants for the purchase of Common Stock at $1.00 per share.

In July and August of 2000, the Company borrowed a total of $275,000 from an officer, directors, stockholders and investor for working capital purposes at an annual interest rate of 10%. A note for $150,000 is due with accrued interest on February 1, 2001 and the other notes for $125,000 are due on July 31, 2002 with interest payable quarterly. In addition, the lenders received 162,500 warrants for the purchase of Common Stock at $1.25 per share.

Related Party Transactions

The Company leases production, warehouse and office facilities from a related entity, Senk Properties. Current monthly rentals are $11,247 with annual increases of approximately 3% plus real estate taxes. The initial term of the lease was for five years ending on May 31, 1998 and it has been extended for five additional five-year terms for a total possible term of twenty-five years. Lease expense for the nine months ended September 30, 2000 and 1999 (unaudited), net of amounts received from a sublease in 2000 for six months, and the year ended December 31, 1999 was $47,512, $96,927 and $138,795, respectively.

Extraordinary Item

During December 1999, the Company recorded a gain on the extinguishment of debt as a result of an officer and a stockholder canceling $232,607 in debt and accrued interest owed to them and a related party canceling $158,060 in accrued rentals owed to it. These transactions resulted in an extra-ordinary gain of $390,667 or $0.04 per share.

Capital Stock

From July through November 1999, the Company sold in a Private Placement 100,000 shares of no par value non-voting Convertible Preferred Stock. Each share of the Preferred is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company may redeem the preferred shares at $10 per share or convert each preferred share into ten common shares, at the option of the shareholder, at such time as the common shares are trading on a public exchange at a closing price of $4.00 or above for a period of ten consecutive business days. The holders of the Preferred are entitled to a 10% stock dividend paid annually in common shares beginning twelve months from the final close of the Private Placement. Under certain conditions, each Preferred shareholder may elect to receive a cash dividend in lieu of the Common Stock dividend. The Company accepted $965,000 in cash and cancellation of debt owed to two stockholders of the Company in the amount of $35,000 as consideration for the sale of the Preferred. The Company paid brokers or dealers a cash sales commission of 8% and issued them warrants, which expire on October 31, 2004, to purchase 77,200 shares of Common Stock at an exercise price of $1.10 per share.

In March of 2000, the Company issued 250,000 shares of Common Stock upon the exercise of 150,000 warrants at an exercise price of $0.75 per share in cash and 100,000 warrants at an exercise price of $1.00 per share for cancellation of debt as consideration for the Common Stock. These transactions were with two significant directors and stockholders of the Company.

Warrants

At September 30, 2000, the Company had the following Common Stock purchase warrants outstanding, all of which were exercisable:

	Number of Shares	Exercise Price	Expiration Date
1998 Private Placement:			
Subscribers	1,226,298	$1.500	April 30, 2002
Brokers or dealers	113,208	0.825	April 30, 2002
Lenders' financing	127,500	0.750	April 30, 2002
Others	35,000	0.500	April 30, 2002
1999 Private Placement to brokers or dealers	77,200	1.100	October 31, 2004
1999 Notes payable to Director	50,000	0.750	July 31, 2001
1999 Issuance to related parties	500,000	1.000	December 14, 2004
2000 Director for services	40,000	1.000	December 31,2001
2000 Notes payable to Directors and Officer	112,500	1.250	July 31, 2003
2000 Notes payable to investors	50,000	1.250	August 9, 2003 and August 28, 2003
Total	2,331,706		

The 1,226,298 warrants issued to subscribers in the 1998 private placement may be redeemed by the Company on thirty days notice at a redemption price of $0.01 per warrant share, at such time as the common shares are trading on a public exchange at a closing bid price (or the last sale price) of $3.00 or above for a period of ten consecutive business days.

Stock Options

On December 4, 1999, the Board of Directors approved the 1999 Stock Option Plan, which was approved by the shareholders on August 5, 2000. This Plan replaced the prior plan and provided that the options previously granted to key employees would be exchanged for options with substantially similar terms. Stock options may be granted at the discretion of the Board of Directors for which the Company has reserved 850,000 shares of its Common Stock for issuance upon the exercise of options granted under the Plan. The options vest one-third on each of the second, third and fourth anniversaries of the date of grant and expire of the fifth anniversary of the date of grant. The Company grants stock options at exercise prices equal to or greater than the fair market value of the Company's Common Stock on the date of grant.

The following table summarizes the activity in options under the Plan:

	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 1999	590,000	$ .75
Granted	170,000	.84
Exercised	—	—
Forfeited	160,000	.75
Outstanding at December 31, 1999	600,000	.78
Granted	67,000	1.00
Exercised	—	—
Forfeited	145,000	.85
Outstanding at September 30, 2000	522,000	.81

The following table summarizes options outstanding at September 30, 2000:

Range	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$0.75-$1.00	522,000	$0.81	4.2 Years

There were no options exercisable at September 30, 2000.

Capital Leases

The Company is the lessee of equipment under capital leases expiring in various years through 2004. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized on a straight-line basis over their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense for the nine months ended September 30, 2000 and 1999 (unaudited) and the year ended December 31, 1999 was $7,671, $8,639 and $11,554, respectively.

OURPET'S COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of property held under capital leases, included in property, plant and equipment, is as follows as of September 30, 2000 and December 31, 1999:

	September 30, 2000	December 31, 1999
Office equipment	$ 17,077	$ 17,077
Production equipment	18,443	36,361
Vehicle	16,623	16,623
	52,143	70,061
Less: accumulated amortization	(22,062)	(25,910)
Total	$ 30,081	$ 44,151

Minimum future lease payments under operating leases, together with the present value of the net minimum lease payments for capitalized leases as of September 30, 2000 are as follows:

	Capitalized Leases	Operating Leases
2000	$ 2,841	$ 44,275
2001	15,510	146,606
2002	7,944	150,519
2003	12,276	63,354
2004	4,114	—
Total minimum lease payments	42,685	$404,754
Less: Amount representing interest	(6,476)	
Present value of net minimum lease payments	$36,209	

Interest rates on capitalized leases vary from 9.1% to 11.9% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

Total rent expense of the Company for the nine months ended September 30, 2000 and 1999 (unaudited) and the year ended December 31, 1999 was $126,136, $156,553 and $224,736 respectively.

Income Taxes

There was no income tax expense/benefit for the Company for the nine months ended September 30, 2000 and 1999 (unaudited) and the year ended December 31, 1999.

Following is a reconciliation of the expected income tax benefit to the amount based on the U.S. statutory rate of 34% for the nine months ended September 30, 2000 and 1999 (unaudited) and the year ended December 31, 1999:

	September 30, 2000	September 30, 1999	December 31, 1999
Income tax benefit based on US statutory rate	$(24,930)	$(146,897)	$(148,949)
Current period addition to the valuation allowance	24,930	146,897	148,949
Provision for income taxes	$ —	$ —	$ —

The significant components of the Company's deferred tax assets and liabilities are as follows:

	September 30, 2000	December 31, 1999
Deferred tax assets:		
Net operating loss carryforward	$ 598,490	$ 573,560
Valuation allowances	(598,490)	(573,560)
Net deferred tax assets	$ —	$ —

The Company's valuation allowance increased by approximately $24,930 for the nine months ended September 30, 2000, which represents the effect of net operating losses. The Company has recorded a valuation allowance to state its deferred tax assets at estimated net realizable value due to the uncertainty of realization of these assets through future taxable income.

The Company has available at September 30, 2000, unused operating loss carryforwards that may be applied against future taxable income and that expire as follows:

Year of Loss	Amount of Unused Operating Loss Carryforwards	Expiration During Year Ending
1995	$ 374,001	2010
1996	259,811	2011
1997	464,680	2012
1998	150,362	2018
1999	438,086	2019
2000	73,325	2020
	$1,760,265	

Litigation

In November 1999, the Company commenced litigation in the Cuyahoga County Common Pleas Court, State of Ohio, against a direct competitor. The Company alleged in its complaint, among other things, conversion of trade secrets and fraud, and sought damages in excess of $1,050,000. The competitor served an answer alleging affirmative defenses and counterclaimed against the Company for unfair competition and deceptive trade practices. The competitor sought to recover lost profits and statutory damages and for injunctions prohibiting the Company from continuing to market and sell their product. Upon mutual agreement, this litigation was dismissed with prejudice in October 2000 with each party dismissing its claims against the other.

In May and June 2000, litigation was commenced against the Company in the Summit County Common Pleas Court, State of Ohio, by two suppliers seeking payment of unpaid invoices plus interest and costs totaling in excess of $196,529 for purchases made by the Company's discontinued subsidiary. The Plaintiffs obtained judgments against the discontinued subsidiary, however, all of the discontinued subsidiary's remaining assets have been repossessed by its lenders in an attempt to satisfy their senior liens. Management and its legal representatives do not believe as a result of this litigation that the Company will have any judgments or fines against it.

In May 2000, the Company commenced litigation in the Cuyahoga County Common Pleas Court, State of Ohio, against a mold supplier and its related entities. The Company alleged against the Defendants breach of contract, negligence, unjust enrichment and breach of warranty, which caused damages in excess of $125,000. One of the Defendants filed a counterclaim against the Company for breach of contract for $38,600 in damages. Discovery is set to be completed in January 2001, with trial expected in April 2001.

In addition to the above matters and in the normal course of conducting its business, the Company may become involved in various other litigations. The Company is not a party to any litigation or governmental proceeding which its management believes could result in any judgments or fines against it that would have a material adverse affect on the Company's financial position, liquidity or results of operations.

Discontinued Operations

On December 4, 1999, the Company adopted a formal plan to sell the business of its subsidiary, Sanar Manufacturing Company ("Sanar"). As of March 31, 2000, the Company sold the assets of Sanar. The assets sold consisted primarily of accounts receivable, inventories, property and equipment and the assumption of notes payable, long-term debt, and accounts payable. The closing was escrowed pending the purchaser's refinancing of the long-term debt. The selling price was $100,000 in the form of cash and notes. The purchaser failed to obtain refinancing of the long-term debt and notified the Company on September 29, 2000 of its intent to rescind the agreement and to wind down its operations and go out of business.

As a result of the purchaser renouncing and breaching the contract, the remaining assets of Sanar, which are subject to a first lien by the secured creditors, were returned to the Company on September 29, 2000 and repossessed by its lenders on October 3, 2000. The Company has guaranteed the debt of Sanar and should the sale of Sanar's assets not realize sufficient amounts to satisfy its obligations to the lenders, the Company would be liable for any deficiency. At September 30, 2000, the amount owed to the lenders including accrued interest was $622,453. Based upon appraisals of the assets to be sold, management believes that the proceeds to be realized will not be adequate to satisfy the obligations to its lenders with approximately $220,000 remaining unpaid including interest to the estimated date of sale.

Operating results of the business of Sanar for the nine months ended September 30, 2000 and 1999 (unaudited) and the year ended December 31, 1999 are shown separately in the accompanying consolidated statements of operations.

Net revenue of the business of Sanar for the nine months ended September 30, 2000 and 1999 (unaudited) and the year ended December 31, 1999 were $560,412, $1,799,526 and $2,254,880 excluding intercompany transactions. These amounts are not included in net revenue in the accompanying consolidated statements of operations.

Net assets to be disposed of, at their expected net realizable values, have been separately classified in the accompanying balance sheet at September 30, 2000. The December 31, 1999 balance sheet has not been restated.

Assets of the business of Sanar that were sold consisted of the following at their face amounts at March 31, 2000 and December 31, 1999:

	March 31, 2000	December 31, 1999
Accounts receivable	$ 262,620	$ 239,279
Inventories	246,525	222,590
Property and equipment	695,925	743,708
Total assets	$1,205,070	$1,205,577

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 12, 2001   OURPET'S COMPANY

By: /s/   STEVEN TSENGAS
           Steven Tsengas
           Chairman, President and Chief
           Executive Officer

PART III

Item 1. *Index to Exhibits.*

    (2) Charter and Bylaws

    (3) Instruments defining the rights of security holders

    (5) Voting Trust Agreement—Not Applicable

    (6) Material Contracts

    (7) Material Foreign Patents—Not Applicable

    (12) Additional Exhibits—None.

    (27) Financial Data Schedules

Item 2. *Description of Exhibits.*

2.1   Articles of Incorporation of Manticus, Inc., dated May 23, 1996.

2.1.1 Articles of Amendment to the Articles of Incorporation of Manticus, Inc., changing the name of the corporation to ''OurPet's Company'', effective September 1, 1998.

2.1.2 Articles of Amendment to the Articles of Incorporation of Manticus, Inc., nka OurPet's Company, reflecting changes to the corporation's capital structure, adopted July 20, 1999.

2.2   Bylaws of Manticus, Inc.

3.1   Common Stock Certificate.

3.2   Preferred Stock Certificate.

3.3   Promissory Note dated September 1, 1999 for $200,000, made by the Company to Joseph T. Aveni.

6.1   Asset Purchase Agreement, dated March 31, 2000, between Akon Plastic Enterprises, Inc. and Sanar Manufacturing Company, a wholly-owned subsidiary of OurPet's Company.

6.2   Lease Agreement dated March 17, 1993, with Addendums, between Senk Properties and GPI Division, NAPRO, Inc.

6.3   Letter dated February 14, 1998, to Anthony O'Rourke from Konstantine (''Dean'') Tsengas and Steve Tsengas regarding sales commission, sales consulting and Board participation.

6.4   Letter from Company to Greg Johnson dated October 12, 1999 regarding consulting services.

6.5   1999 Stock Option Plan.

6.6   Standard Option Agreement.

6.7   Standard Common Stock Purchase Warrant.

27   Financial Data Schedule